IMPERIAL

RECEIVED

12 February 2007

07021286

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Ltd

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Stock Exchange Limited.

- 31/01/2007 – Second Quarter Activities & Cashflow Report

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
FEB 20 2007
THOMSON
FINANCIAL

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

ASX

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Telephone 61 2 9227 0334

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Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/01/2007

TIME: 15:02:50

TO: IMPERIAL CORPORATION LIMITED

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Second Quarter Activities & Cashflow Report

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ASX Code: IMP

Contact Name: David Hughs

Contact Telephone: 02 9251 1846

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ISBN: 1 875262 11 3

IMPERIAL

QUARTERLY REPORT TO 31 DECEMBER 2006

TO THE AUSTRALIAN STOCK EXCHANGE LIMITED UNDER LISTING RULE 5.2

The following summarises the operations of Imperial Corporation Limited for the period ended 31 December 2006.

1. IMPERIAL RESOURCES LLC (100%)

In March 2006 the company's wholly owned subsidiary, Imperial Resources LLC ("**Imperial**") in a joint venture with American Natural Resources LLC ('**ANR**') commenced a natural gas development programme in Cambria County, Pennsylvania, USA ("**Carrolltown JV Project**"). ANR is the operator of the joint venture. Imperial holds a 75% working interest, generating a 60.9375% net revenue interest.

Carrolltown JV Project

As at the date of this report 15 gas wells have been completed, all commercially successful. Independent engineering consultants have measured recoverable gas reserves at an estimated 3.8 Bcf. With all wells turned in-line the stabilized flow rate for the wells has been established around 850 Mcfpd with well head pressure averaging around 650psi. Current gas production is being restricted to ensure a flatter depletion curve over the first several years of production and, as such wells are generally operating under a 5/64" choke. Total production for the quarter was 75,000 Mcf. Wells in this region are expected to produce gas for in excess of 40 years.

The JV partners are currently finalising a 2 year hedge contract for gas sales with an independent marketing group, with a price expected to be set around $8.25 Mcf.

2. EMPIRE ENERGY USA LLC (65%, diluting to 59.5%)

In early December 2006 Imperial in conjunction with ANR incorporated Empire Energy USA LLC ("**Empire Energy**"). Empire Energy has been established with both Imperial and ANR holding equal operational voting Units, with Imperial holding a 30% (prior to dilution), non voting, preferential 12% profit priority capital Units for an investment cost of US$3m.

On the 8th December 2006 the initial acquisition of DK Gas Inc for US$9.35m was completed. In summary, Empire Energy acquired:

- 168 producing and shut-in gas wells;
- Gas production of approximately 344 MMcfpa;
- Estimated gas reserves of 11.3 Bcf;
- Net revenue interest of over 80%;
- 45+ proved undeveloped locations (Puds).
- Future net cashflow of US$57m, or PV10 of US$20m (@ US$7.50 Mcf); and

In addition, as part of Empire Energy's strategy to build a drilling and well services business, Empire Energy acquired from DK Gas Inc:

- 1 drilling rig, currently completing around 110,000 ft pa;
- Around 9 months of forward drilling programs;
- 1 water tanker for contract dewatering of gas wells;
- Estimated net cashflow of around US$0.64m pa.

The major focus of Empire Energy will be to utilise the extensive experience and resources of the management team for all evaluation, operational and development requirements needed to achieve critical mass in the oil and gas industry in the Appalachian Basin, based on:

- the acquisition and development of small to medium sized oil and gas operations in the northern portion of the Appalachian Basin (New York, Pennsylvania, Ohio, West Virginia), that have current production and cash flow;

- the aggregation of a number of centralised producing wells to achieve economies of scale in operations and capital expenditure;

- acquiring production assets that offer additional development and/or scope for reworking;

- utilisation of an expanding asset base, to raise additional debt to increase oil and gas production; and

- enhancing return potential by acquiring oil and gas drilling and service equipment to govern costs and control of oil and gas development plans.

A number of potential acquisitions, subject to the completion of due diligence are in progress. The implementation of a significant debt financing arrangement is being completed with a major international bank, and is subject to certain minimum acquisition value criteria.

3. BEMAX RESOURCES NL (4.9%)

The Company maintains its 4.9% cornerstone equity interest in Bemax Resources Limited ("**Bemax**").

The following details the Bemax quarterly activities report for the quarter ended 31 December 2006.

Bemax Highlights:

Broken Hill Region Operations

- Murray Basin Resources increased by over 25%
- Wet plant spiral modification completed
- Leucoxene Sales Agreement extended to the year 2016 and to include Snapper Mine production
- Pooncarie Zircon now to be marketed and sold by Bemax

West Australian Operations

- Eight year toll treatment agreement signed
- Excellent operational performance at Ludlow Mine
- Gwindinup Mine development now in final stages of planning after obtaining all relevant Government Approvals

Broken Hill Region Operations

During the 2006 September quarter a full review of all aspects of Ginkgo Mine was conducted to ensure the achievement of optimal operating and production efficiency. A number of equipment modifications and upgrades were identified to better tailor the operation to the site conditions.

Metallurgical development work was a key focus for the quarter. Trial processing of the currently stockpiled illmenite, using existing circuits at the Broken Hill MSP, occurred and product samples were delivered to a number of clients.

In relation to other products, in January Bemax announced agreement with the Company's major client to extend the Leucoxene Sales Contract for the Ginkgo Mine for a further five years from 2011 to 2016. The parties also agreed to expand the scope of the Agreement to cover production from the Snapper Mine, which is expected to commence production in 2009.

In December 2006 Bemax repurchased the marketing rights to sell all of the Zircon produced from the Ginkgo and Snapper Mines and accordingly terminated the Zircon Sales and Marketing Agreement. Bemax will pay the sum of US$9 million over three years as consideration. Zircon produced will be sold directly through Bemax's marketing division. This Agreement will now allow Bemax to develop the market for its own product as its force as a Zircon producer continues to grow.

Exploration and Development – Murray Basin

- During the quarter Bemax announced a resource upgrade in the Murray Basin from 67.5Mt to 85.2 Mt of contained heavy mineral.

The Snapper Environmental Assessment programme continued during the quarter with completion of the hydrological, cultural heritage, soil and flora and fauna studies. Lodgement of the Environmental Assessment report is anticipated to occur in early February 2007.

West Australian Operations

Mining operations continued at the Ludlow and Tutunup South Mine Sites with ore grades and HMC production again above target for the quarter. The Government approved Gwindinup Mine has continued through more detailed planning in the area of materials handling and access to public services.

The Bunbury MSP continued to process HMC from Ludlow and Tutunup South in the West along with the non-magnetics from Broken Hill. Toll treatment of external client material also continued. During the quarter an eight year toll treatment agreement was finalised with a new mine developer with an expected start date in 2008/09, with estimated annual production of 120,000 tonnes of HMC.

4. CORPORATE

Capital Raising

On 30 October 2006 the Company completed a private placement of 170,000,000 ordinary shares at an issue price of $0.016 per share by way of an excluded offer, as defined under S708 of the Corporations Act. The issue raised $2,720,000 before costs.

In addition, the Company raised a further $1,750,000 through the issue of 1,750,000, $1.00 unlisted unsecured convertible notes ("**Notes**").

The significant terms of the Notes are:

- Term – 3 years
- Conversion – 40 shares per $1.00 Note (equates to 2.5 cents per share) at the Noteholders discretion
- Coupon Rate – 12%pa.
- Redeemable by the Company at maturity if not converted.

The funds raised from the share and convertible note issue were utilised to advance the Company's oil and gas projects in the Appalachian Basin, USA.

The capital raising was subsequently approved by shareholders at the Annual General Meeting held on 30 November 2006.

Rupert Company Limited

The Company has been successful on application to the High Court of Fiji to appoint an official receiver to liquidate the assets of Rupert Company Limited for the recovery of costs incurred in Supreme Court proceedings between Rupert and the Company in 2003. As yet the assets held by Rupert Company are not known. The Company's claim for the Supreme Court costs is $123,693. Recovery of costs relating to the Court of Appeal proceedings between Rupert and the Company is $34,187 of which the Company has received $20,000 lodged as security of costs from the Court of Appeal. No amounts have been provided in the Financial Statements for the recovery of the remainder of these costs.

FUTURE DIRECTION

To provide future capital growth as well as generating ongoing Cashflow, the Board will seek to continue development of its Carrolltown JV Project as well as pursuing additional acquisition opportunities to be undertaken by Empire Energy in the north eastern USA oil and gas sector.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Imperial Corporation Limited

ABN	Quarter ended ("current quarter")
29 002 148 361	31 December 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A	Year to date (6 months) $A
1.1	Receipts from product sales and related debtors	143,980	223,280
1.2	Payments for (a) exploration and evaluation	-	-
	(b) development	-	-
	(c) production	(43,812)	(43,812)
	(d) administration	(230,491)	(550,337)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	29,148	46,703
1.5	Interest and other costs of finance paid	(95,736)	(233,479)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(196,911)	(557,645)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	(3,955,225)	(3,959,225)
	(c) other fixed assets	-	-
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	15,360	15,360
	(c)other fixed assets	-	-
1.10	Loans to other entities	(142,342)	(142,342)
1.11	Loans repaid by other entities	-	-
1.12	Other (Natural Gas Joint Venture)	217,612	(1,300,892)
	- Natural Gas Joint Venture		
	Net investing cash flows	(3,864,595)	(5,387,099)
1.13	Total operating and investing cash flows (carried forward)	(4,061,506)	(5,944,744)

1.13	Total operating and investing cash flows (brought forward)	(4,061,506)	(5,944,744)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	2,595,275	2,614,075
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	1,750,000	1,750,000
	Net financing cash flows	4,345,275	4,364,075
	Net increase (decrease) in cash held	283,769	(1,580,669)
1.20	Cash at beginning of quarter/year to date	722,888	2,587,326
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	1,006,657	1,006,657

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.23	Aggregate amount of payments to the parties included in item 1.2	82,067
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

- Consultant fees paid to Eastern & Pacific Capital Pty Ltd, a company associated with B W McLeod
- Directors fees paid to Non-Executive Directors

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A	Amount used $A
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A
4.1	Exploration and evaluation	50,000
4.2	Development	500,000
	Total	550,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
5.1	Cash on hand and at bank	384,539	110,651
5.2	Deposits at call	622,118	532,937
5.3	Bank overdraft	-	-
5.4	Other - Joint Venture	-	79,300
	Total: cash at end of quarter (item 1.22)	1,006,657	722,888

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Nil	Nil		
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	Nil Nil	Nil Nil		
7.3	**+Ordinary securities**	1,548,363,874	1,548,363,874		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	170,000,000 Nil	170,000,000 Nil		
7.5	**+Convertible debt securities** *(description)*	1,500,000 – c/notes maturing 11/5/09 1,750,000 c/notes maturing 30/10/09	Nil		
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	1,750,000 $1.00 12% c/notes maturing 30/10/09 Nil	Nil Nil		
7.7	**Options** *(description and conversion factor)*	10,000,000 Executive Options	Nil	*Exercise price* $0.0047	*Expiry date* 6 December 2010
7.8	Issued during quarter	Nil	Nil		
7.9	Exercised during quarter	Nil	Nil		
7.10	Expired during quarter	Nil	Nil		
7.11	**Debentures** *(totals only)*	Nil	Nil		

7.12	**Unsecured notes** *(totals only)*	Nil	Nil

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 January 2006
(Company secretary)

Print name: D L Hughes

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

END